
January 22, 2021

Jason Meggs
Chief Financial Officer
Syneos Health, Inc.
1030 Sync Street
North Carolina 27560-5468

> **Re: Syneos Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-36730**

Dear Mr. Meggs:

We have reviewed your January 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

Form 10-K for Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 91

1. We note your response to comment one. ASC 210-20-45-4 and 45-5 require intent, as demonstrated through execution, to set off amounts. As requested in our prior comment, please tell us whether you have set off such amounts with the counterparty.

Revenue Recognition, page 96

2. We note your response to comment two. You state that the examples in ASC 250-10-50-4 and ASC 250-10-20 focus on uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations and that, because

the changes in estimate noted in our comment relate to revenue recognition, you reviewed your disclosures in relation to ASC 606 (ASC 606-10-50-12A specifically). We do not believe the requirement in ASC 250 to quantify the effect on income from continuing operations, net income, and any related per-share amounts of changes in estimates is limited to the examples provided in the glossary. Refer to ASC 606-10-25-35. In addition, the disclosure you provide under ASC 606-10-50-12A relates to revenue, not to the effect of changes in contract estimates on income from continuing operations, net income, and per-share amounts, required by ASC 250 and to which our comment relates.

Based on the last two paragraphs of your response, it appears you also evaluated our comment on an individual project-level basis in determining that the impacts of changes in contract estimates were not material. However, our comment pertains to the aggregate impact of changes in contract estimates for each period presented. Therefore, we reissue our prior comment.

Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.

<u>Note 12. Revenue from Contracts with Customers, page 128</u>

3.   We note your response to comment three. You state that you considered multiple factors in accordance with ASC 606-10-55-90 and 55-91, including disclosures presented outside of the financial statements such as earnings releases and annual and quarterly reports. We note from investor presentations dated June 3, 2020 and September 9, 2020 that you disclose revenue percentages for three sub-categories of both your Clinical Solutions and Commercial Solutions segments. Please tell us how you considered these disclosures when assessing your disclosure of disaggregated revenue in the notes to your financial statements.

  You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services